UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2024
Commission File Number 001-37400

Shopify Inc.
(Translation of registrant’s name into English)

151 O'Connor Street, Ground Floor Ottawa, Ontario, Canada K2P 2L8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Shopify Inc. - Third Amended and Restated Stock Option Plan

99.2	Shopify Inc. - Third Amended and Restated Long Term Incentive Plan

Exhibits 99.1 and 99.2 of this Report on Form 6-K are incorporated by reference into the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission (the “SEC”) on May 29, 2015 (File No. 333-204568), the Registration Statement on Form S-8 of the Registrant, which was originally filed with the SEC on May 12, 2016 (File No. 333-211305), the Registration Statement on Form S-8 of the Registrant, which was originally filed with the SEC on July 28, 2021 (File No. 333-258230) and the Registration Statement on Form S-8 of the Registrant, which was originally filed with the SEC on September 9, 2022 (File No. 333-267364).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shopify Inc.
(Registrant)

Date:	June 5, 2024	By:	/s/ Michael L. Johnson
			Name:	Michael L. Johnson
			Title:	Corporate Secretary